SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         AMERICAN REPUBLIC REALTY FUND I
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                              MP VALUE FUND 6, LLC.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC.
              PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P.
                           MACKENZIE PATTERSON, INC.
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid: $35.00
             Form or Registration Number:   Schedule TO
             Filing Party: Above Bidders
             Date Filed:  March 27, 2000

[ ]          Check  the  box  if  the  filing  relates  solely  to   preliminary
             communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]          third party tender offer subject to Rule 14d-1.
[ ]          issuer tender offer subject to Rule 13e-4.
[ ]          going private transaction subject to Rule 13e-3
[ ]          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 4, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, L.P. (collectively the "Purchasers") to purchase up to 3,500 units of limited partnership interest (the "Units") in AMERICAN REPUBLIC REALTY FUND I, a Wisconsin limited partnership (the "Issuer"), the subject company. The Offer terminated on May 5, 2000. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 200 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,413.5 Units, or approximately 12.85% of the total outstanding Units.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 11, 2000

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC.

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, LP

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE PATTERSON, INC.

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President



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